UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

September 1, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 4, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-2751431
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

1 World Trade Center, 57th Floor, New York, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 326, Series 356, Series 361, Series 363, Series 366, Series 367, Series 368, Series 376, Series 380, Series 381, Series 383, Series 385, Series 387, Series 389, Series 391, Series 392, Series 393, Series 395, Series 403, Series 404, Series 405, Series 407, Series 412, Series 416, Series 418, Series 419, Series 422, Series 424, Series 425, Series 426, Series 427, Series 428, Series 433, Series 434, Series 435, Series 437, Series 440, Series 448, Series 450, Series 454, Series 455, Series 457, Series 458, Series 459, Series 460, Series 472, Series 473, Series 477, Series 480, Series 496, Series 500, Series 502, Series 503, Series 516, Series 517, Series 523, Series 524, Series 527, Series 530, Series 536

(Securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

On September 1, 2026, Nigel Glenday resigned as Chief Executive Officer, Chief Financial Officer and a manager of the Company, and he also resigned from all other officer, manager and director positions held with other affiliates of Masterworks, effective as of 11:59 p.m. Eastern time on that date (the “Transition Date”). Mr. Glenday’s resignation was not the result of any disagreement with the Company, Masterworks, or their respective affiliates on any matter relating to the Company’s operations, policies, or practices.

Effective simultaneously with, and so as to avoid any vacancy resulting from, Mr. Glenday’s resignation, Scott Lynn was appointed to fill all roles vacated by Mr. Glenday, including serving as Chief Executive Officer, Chief Financial Officer, and as a manager of the Company. Mr. Lynn is the founder and Chief Executive Officer of Masterworks, LLC, the parent company that owns the Masterworks investment platform. There is no arrangement or understanding between Mr. Lynn and any other person pursuant to which Mr. Lynn was appointed to these positions, other than as described in this Item 7.

Following the Transition Date, it is expected that Mr. Glenday will continue to serve as a senior adviser to Masterworks, LLC and its affiliates.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 4, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: September 1, 2026